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                                  Commission File No. 1-13944


                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of February 2002


             NORDIC AMERICAN TANKER SHIPPING LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                          Hamilton HMEX
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X



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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Attached as Exhibit 1 is a copy of a PFIC Annual
Information Statement distributed by Nordic American Tanker
Shipping Limited to its U.S. shareholders containing tax information that those shareholders may need in order to make a "QEF" election.

ADDITIONAL INFORMATION

         BP Amoco p.l.c., the successor company to the merger between Amoco Corp. and The British Petroleum Company p.l.c. files annual reports on Form 20-F and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.






































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                              LOGO
             NORDIC AMERICAN TANKER SHIPPING LIMITED


                           Cedar House
                         41 Cedar Avenue
                        P.O. Box HM 1179
                     Hamilton HM EX, Bermuda




                                            February 12, 2002


TO:  The Shareholders of Nordic
     American Tanker Shipping Limited
     That Are United States Taxpayers


         As you are aware, Nordic American Tanker Shipping Limited ("Nordic American") is a "Passive Foreign Investment Company" ("PFIC") for United States federal income tax purposes. The following is a PFIC annual information statement for the taxable year of Nordic American beginning on January 1, 2001 and ending on December 31, 2001. This statement is being provided so that you may report your pro rata share of Nordic American's income in the event that you have elected to treat Nordic American as a "qualified electing fund" ("QEF") under the applicable provisions of the United States Internal Revenue Code.

         You should keep this statement in your records but do not need to attach this statement to your IRS Form 8621, "Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund". In order to assist you in completing Form 8621, the address of Nordic American is: Cedar House, 41 Cedar Avenue, Hamilton HM EX, Bermuda.















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                PFIC Annual Information Statement


1. This Information Statement applies to the taxable year of Nordic American Tanker Shipping Limited ("Nordic American") beginning on January 1, 2001 and ending on December 31, 2001 (the "Taxable Year").

2.    (i)  Your pro rata share of the ordinary earnings of Nordic
           American for the Taxable Year may be determined as follows:

           (a) If you owned the same number of Nordic American shares from January 1, 2001 through December 31,
               2001, multiply the number of such Nordic American shares by $1.722052.

           (b) If you did not own Nordic American shares for the entire period beginning January 1, 2001 and ending December 31, 2001, multiply the number of shares that you owned by $1.722052, divide the result by 365, and multiply by the number of days during 2001 that you held such shares.*

           (c) If you owned different numbers of Nordic American shares at different times during 2001, perform the calculation specified in (b) above separately for each lot of shares owned.

      (ii) Your pro rata share of the net capital gain of Nordic
           American for the Taxable Year is zero.

3. The amount of cash and the fair market value of other property distributed or deemed distributed by Nordic
      American during the Taxable Year is as follows:

           Cash:  See note**
____________________

* For example, if you acquired 100 shares on July 1, 2001 and held them throughout the remainder of 2001, your pro rata share of Nordic American's ordinary earnings would be $86.81 (i.e., 100 x $1.722052 x 184/365).

** On February 15, 2001, Nordic American made a distribution of $1.41 per share to shareholders of record on January 26, 2001. On May 15, 2001, Nordic American made a distribution of $1.19 per share to shareholders of record on April 26, 2001. On August 15, 2001, Nordic American made a distribution of $0.72 per share to shareholders of
                            (footnote continued)

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           Fair Market Value of Property:  0

4. Nordic American will permit you to inspect and copy Nordic American's permanent books of account, records, and such other documents as may be maintained by Nordic American to establish that Nordic American's ordinary earnings and net capital gain are computed in accordance with U.S. income tax principles and to verify these amounts and your pro rata shares thereof.

                             NORDIC AMERICAN TANKER
                             SHIPPING LIMITED


Date:  February 12, 2002     By:  /s/ Herbjorn Hansson
                             Name:  Herbjorn Hansson
                             Title: Chairman

THIS INFORMATION IS PROVIDED IN ORDER TO ASSIST THOSE SHAREHOLDERS WHO HAVE MADE A QEF ELECTION WITH RESPECT TO NORDIC AMERICAN IN MAKING CERTAIN PFIC CALCULATIONS AND DOES NOT CONSTITUTE TAX ADVICE. THOSE SHAREHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE OVERALL TAX CONSEQUENCES OF THE OWNERSHIP OF COMMON SHARES ARISING IN THEIR OWN PARTICULAR SITUATIONS UNDER UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN LAW.










____________________

(footnote continued)
       record on July 27, 2001. On November 15, 2001, Nordic American made a distribution of $0.55 per share to shareholders of record on October 26, 2001. The total amount of the distributions exceeded the sum of Nordic American's earnings and profits for the Taxable Year and Nordic American's earnings and profits accumulated in prior years. Accordingly, 45.47% of the February distribution is a dividend and 54.53% of the distribution is a non-taxable return of capital. With respect to each of the other three distributions, 44.50% of the distribution is a dividend and 55.50% of the distribution is a non-taxable return of capital.


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                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



             NORDIC AMERICAN TANKER SHIPPING LIMITED
                          (registrant)




Dated:  February 27, 2002              By:  /s/  Herbjorn Hansson
                                       _________________________
                                            Herbjorn Hansson
                                            President and Chief
                                            Executive Officer

































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